Filing by Invesco Dynamic Credit Opportunity Fund pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.

Subject Company: Invesco Dynamic Credit Opportunities Fund (SEC File No. 811-22043)

Press Release For immediate release

Invesco Advisers Announces Final Results of
Tender Offer, Date of Upcoming Reorganization,
Date of Ceasing of Trading, Change in Dividend
Payable Date and Related Matters for Invesco
Dynamic Credit Opportunities Fund

CONTACT: Jeaneen Terrio 212-278-9205; Jeaneen.Terrio@invesco.com

ATLANTA, October 15, 2021 –

FINAL RESULTS OF TENDER OFFER

Invesco Advisers, Inc., a subsidiary of Invesco Ltd. (NYSE: IVZ), announced today the final results of the previously announced tender offer for Invesco Dynamic Credit Opportunities Fund (NYSE: VTA), (the “Fund”). The tender offer expired at 11:59 p.m., New York City time, on Thursday, October 7, 2021 (the “Expiration Date”).  The Fund conducted a tender offer for cash of up to 12,596,028 of the Fund’s outstanding common shares of beneficial interest (“common shares”), representing twenty percent of its common shares.

Based on calculations by American Stock Transfer & Trust Company, LLC, the depositary agent (the “Agent”) for the Fund’s tender offer, approximately 32,779,030 common shares, or approximately 52.05% of the Fund’s common shares outstanding, were tendered through the Expiration Date. The Fund has accepted 12,596,028 shares (subject to adjustment for fractional shares) for cash payment at a price equal to $12.24 per share. This purchase price is 98.5% of the Fund’s net asset value (“NAV”) per share of $12.43 as of the close of regular trading on the New York Stock Exchange on October 8, 2021, the pricing date stated in the Offer to Purchase. Because the total number of common shares tendered exceeds 12,596,028 shares, the number of common shares offered to purchase, the relative number of common shares that will be purchased from each shareholder will be prorated based on the number of common shares properly tendered in accordance with the terms of the Offer to Purchase. Under final pro-ration, 38.42% of the common shares tendered will be accepted for payment, subject to adjustment for fractional shares. Following the purchase of the tendered shares, the Fund will have approximately 50,384,113 common shares outstanding.

UPCOMING REORGANIZATION AND CEASING OF TRADING

As previously announced, at the Annual Meeting of Shareholders of the Fund held on September 3, 2021, Fund shareholders approved a proposal to reorganize (the “Reorganization”) the Fund into a newly created closed-end interval fund (the “Interval Fund”).  The Interval Fund will offer four classes of shares (Class A, Class AX, Class R and Class Y) and will provide liquidity to shareholders in the form of quarterly repurchase offers. The Interval Fund will be managed with the same investment objective and similar investment strategy as the Fund, all as described in the proxy statement/prospectus, which has been filed publicly. Shareholders should read the proxy/statement prospectus as it contains important information about the Reorganization and the Interval Fund.

It is currently expected that the closing of the Reorganization will occur effective on the open of business on Monday, November 1, 2021, subject to the satisfaction of applicable regulatory requirements and customary closing conditions. To facilitate the Reorganization, common shares of the Fund will delist and cease trading on the New York Stock Exchange as of market close on Thursday, October 28, 2021. On Monday, November 1, 2021, common shareholders remaining in the Fund as of the market close on Thursday, October 28, 2021 will become shareholders of the Interval Fund in the Reorganization and will hold the Interval Fund. Common shareholders of the Fund who become shareholders of the Interval Fund will receive newly issued Class AX shares of the Interval Fund priced daily at the Interval Fund’s NAV.

The Interval Fund expects its initial repurchase offer to commence in the first quarter of 2022. As a result, common shareholders of the Fund remaining in the Fund as of the market close on Thursday, October 28, 2021 who become shareholders of the Interval Fund will first have an opportunity to redeem their Interval Fund shares in the first quarter of 2022 at the current NAV per share.

CHANGE IN DIVIDEND PAYABLE DATE AND TERMINATION OF MANAGED DISTRIBUTION PLAN

In addition, in connection with the Reorganization:

•	The Fund’s managed distribution plan described below will terminate as of market close on Thursday, October 28, 2021. The Interval Fund does not have a managed distribution plan.

•
The Fund’s dividend payable date will occur on Friday, October 22, 2021 instead of October 29, 2021 as previously announced.  The Fund’s previously announced ex-date of October 13, 2021, record date of October 14, 2021, and dividend amount of $0.0750 per share will not change.

MANAGED DISTRIBUTION PLAN

The Fund has implemented a managed distribution plan (the “Plan”) whereby the Fund will pay its monthly dividend to common shareholders at a stated fixed monthly distribution amount of $0.075 per share. The Plan is intended to provide shareholders with a consistent, but not guaranteed, periodic cash payment, regardless of when or whether income is earned or capital gains are realized. If sufficient investment income is not available for a monthly distribution, the Fund will distribute long-term capital gains and/or return of capital in order to maintain its managed distribution level under the Plan. A return of capital may occur, for example, when some or all of the money that shareholders invested in the Fund is paid back to them. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.” No conclusions should be drawn about the Fund’s investment performance from the amount of its distributions or from the terms of the Plan. The Plan will be subject to periodic review by the Fund’s Board of Trustees, and the Board of Trustees may amend the terms of the Plan or terminate the Plan at any time without prior notice to the Fund’s shareholders. The amendment or termination of the Plan could have an adverse effect on the market price of the Fund’s common shares.
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For more information, call 1-800-341-2929.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Invesco Funds, including the Fund.

Where to find additional information
In connection with the Reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety because it contains important information regarding the Fund, the Interval Fund, the Reorganization, the Board’s considerations in recommending the Reorganization, and related matters. Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by the Fund or the Interval Fund with the SEC, including the Fund’s most recent annual report to shareholders, on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. Copies of all of these documents may be obtained upon request without charge by visiting the Invesco website at invesco.com/us, Invesco 1555 Peachtree Street, N.E. Atlanta, GA 30309 www.invesco.com or by writing to the Fund, at 1555 Peachtree Street, N.E., Atlanta, GA 30309, or calling 1- 800-341-2929.

About Invesco Ltd.
Invesco Ltd. is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life. Our distinctive investment teams deliver a comprehensive range of active, passive and alternative investment capabilities. With offices in more than 20 countries, Invesco managed $1.5 trillion in assets on behalf of clients worldwide as of June 30, 2021. For more information, visit www.invesco.com.

Invesco Distributors, Inc. is the U.S. distributor for Invesco Ltd.’s retail products. Invesco Advisers, Inc. is an investment adviser; it provides investment advisory services to individual and institutional clients and does not sell securities. Each entity is a wholly owned, indirect subsidiary of Invesco Ltd.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Common shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.

NOT A DEPOSIT |  NOT FDIC INSURED  |  NOT GUARANTEED BY THE BANK  |  MAY LOSE VALUE  |  NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

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